Exhibit 12
STATEMENT OF COMPUTATIONS OF
RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
December 31, 2006

	Years Ended December 31,
	2006	2005	2004	2003	2002
EARNINGS:
Adjusted earnings (loss) from continuing operations before income taxes	$3,960	4,457	3,222	2,247	(135)
Add fixed charges (see below)	519	616	565	569	549

Adjusted earnings	$4,479	5,073	3,787	2,816	414

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	$500	604	545	552	537
Dividends on preferred stock of a subsidiary	—	—	—	3	—
Estimated interest component of operating lease payments	19	12	20	14	12

Fixed charges	519	616	565	569	549
Preferred stock requirements, pre-tax	15	15	15	16	16

Combined fixed charges and preferred stock dividends	$534	631	580	585	565

Ratio of earnings to fixed charges	8.63	8.24	6.70	4.95	N/A

Ratio of earnings to combined fixed charges and preferred stock dividends	8.38	8.04	6.53	4.82	N/A

Insufficiency of earnings to cover fixed charges	N/A	N/A	N/A	N/A	135

Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	151